UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 1

Coastal Caribbean Oils & Minerals, Ltd
(Name of Issuer)

Common Stock $0.12 par value
(Title of Class of Securities)

190432203
(CUSIP Number)

Robert J. Angerer, Jr.
Igler & Dougherty, P.A.
2457 Care Drive
Tallahassee, FL 32308
Phone: 850-878-2411
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 26, 2010
(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report theacquisition that is the subject of this Schedule 13D, and is filing this schedule because of§§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. □

Note:  Schedules filed in paper format shall include a signed original and five copies of theschedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on thisform with respect to the subject class of securities, and for any subsequent amendment containinginformation which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwisesubject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 190432203

1	Name of Reporting Person
I.R.S. Identification No. of Above Person

Robert J. Angerer, Sr.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.
	7	Sole Voting Power

		23,862,087 shares
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		23,862,087 shares
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

23,862,087 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

33.58%
14	Type of Reporting Person

IN

Item 1.   Security and Issuer

                This Schedule 13D/A relates to the common stock, par value $0.12 per share (the “Common Stock”), of Coastal Caribbean Oils & Minerals, Ltd., a Bermuda corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Clarendon House, Church Street, Hamilton, Bermuda HM 11.

Item 2.   Identity and Background

                 (a)   This statement is filed on behalf of Robert J. Angerer, Sr.

                 (b)   Mr. Angerer’s business address is Post Office Box 10468, Tallahassee, Florida 32302.

                 (c)   Mr. Angerer is an attorney and an oil and gas businessman.

                 (d)   During the last five years, Mr. Angerer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)   During the last five years, Mr. Angerer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                 (f)   Mr. Angerer is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Considerations

            Mr. Angerer acquired 8,000,000 additional shares in exchange for cash consideration from his personal funds.

Item 4.   Purpose of the Transaction

               The purpose of the acquisition of the securities of the Issuer is investment. Mr. Angerer has no plans or proposals which relate to or would result in:

                 (a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                 (b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e)   Any material change in the present capitalization or dividend policy of the Issuer;

                 (f)   Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                 (g)   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

                 (a)   Mr. Angerer beneficially owns 23,862,087 shares of Common Stock of the Issuer which equals 33.58% of the total outstanding shares.

                 (b)   Mr. Angerer has sole power to vote and to dispose of all of the subject shares.

                 (c)   On August 25, 2010 Mr. Angerer entered into an agreement with the Issuer and on August 26, 2010 Mr. Angerer acquired 8,000,000 shares in exchange for cash consideration of $0.05 per share from his personal funds.

                 (d)   Not applicable.

                 (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                No agreements exist with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: September 9, 2010

/s/ Robert J. Angerer, Sr.
Robert J. Angerer, Sr.